
10030442



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-19273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **06/01/09** (MM/DD/YY) AND ENDING **05/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STOEVER GLASS & CO INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 WALL STREET
(No. and Street)

NEW YORK	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL CARRIGG **(212) 952-1930**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN AND COMPANY
(Name - if individual, state last, first, middle name)

529 Fifth Avenue, 9th Floor	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

8/20/10

OATH OR AFFIRMATION

I, Frederick J. Stoever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Stoever Glass & Co**, as of **MAY 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer
Title



Notary Public

MICHAEL F. CARRIGG
Notary Public, State of New York
No. 01CA4773883
Qualified in New York County
Commission Expires May 4, 2014

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (I) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*


SEC MAIL
PROCESSING
RECEIVED
AUG 16 2010
WASH, D.C.
211
SECTION

STOEVER, GLASS & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2010

STOEVER, GLASS & CO., INC.
MAY 31, 2010

Table of Contents



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Stoever, Glass & Co., Inc.

We have audited the accompanying statement of financial condition of Stoever, Glass & Co., Inc. (the "Company") as of May 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stoever, Glass & Co., Inc. as of May 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, as of June 1, 2009, the Company changed its method of accounting for uncertainty in income taxes and adopted new fair value measurements related to non-financial assets and liabilities.



CERTIFIED PUBLIC ACCOUNTANTS

August 12, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2010

ASSETS

Cash	$ 4,457,950
Cash segregated under federal and other regulations	100,000
Receivable from brokers and dealers	412,371
Receivable from customers	6,480,960
Securities owned, at fair value (pledged as collateral)	9,743,885
Interest receivable	150,179
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $389,960	32,196
Other assets	159,264
TOTAL ASSETS	$ 21,536,805

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Loan payable - bank	$ 7,000,000
Payable to brokers and dealers	4,091,774
Accounts payable and accrued expenses	397,787
Income taxes payable	15,303
Due to customers	101,966
Securities sold, not yet purchased, at fair value	38,142
Loan payable to stockholder	3,000,000
Total liabilities	14,644,972
Commitments and contingencies (Notes 8 and 9)	
Stockholders' equity:	
Common stock - $10 par value; 1,000 shares authorized, 500 shares issued	5,000
Additional paid-in capital	139,678
Retained earnings	6,962,335
	7,107,013
Less: treasury stock - 50 shares, at cost	(215,180)
Total stockholders' equity	6,891,833
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 21,536,805

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND OPERATIONS

Stoever, Glass & Co., Inc. (the "Company"), a New York corporation, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company effects trades primarily in state and municipal obligations and corporate debt securities, both on a proprietary basis and on behalf of its customers, which include both institutions and individuals.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently adopted accounting pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the fiscal year ended May 31, 2010. The guidance did not have an impact on the Company's statement of financial condition. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

On June 1, 2009, the Company adopted new accounting guidance found in FASB ASC 820, *Fair Value Measurements and Disclosures*, for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis (at least annually). Adoption of the new guidance did not have a material impact on the Company's statement of financial condition.

On June 1, 2009, the Company adopted the new standard regarding accounting for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not have a material effect on the Company's statement of financial condition.

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently adopted accounting pronouncements (continued)
FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of May 31, 2010. The Company has evaluated all events or transactions that occurred after May 31, 2010, up through the date that the statement of financial condition was available to be issued on August 12, 2010.

Use of estimates
The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customer securities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Revenue recognition
Securities transactions are recorded on a trade-date basis.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation for furniture and equipment is recorded on a straight-line basis using a maximum life of five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the useful life of the improvement, whichever is less.

Fair value measurements
FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred taxes relate principally to temporary differences in recording security transactions between the settlement date and the trade date.

NOTE 3. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash in the amount of $100,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. There was no requirement to fund the account at May 31, 2010.

NOTE 4. FAIR VALUE MEASUREMENTS

The inputs and methodology used for valuing the following securities are not necessarily an indication of the risk associated with invested in those securities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of May 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets:				
State and municipal obligations	$ -	$ 8,964,203	$ -	$ 8,964,203
Corporate obligations	-	779,682	-	779,682
Total securities owned	$ -	$ 9,743,885	$ -	$ 9,743,885
Liabilities:				
Securities sold, not yet purchased - state and municipal bonds	$ -	$ 38,142	$ -	$ 38,142

NOTE 5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase at a future date. The Company has recorded these obligations in the financial statements at May 31, 2010, at their fair value and will incur a loss if the fair value of the securities increases subsequent to May 31, 2010.

The Company's financing and securities settlement activities require the Company to pledge proprietary and/or unpaid customer securities as collateral in support of various secured financing sources such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring either the infusion of additional collateral or the reduction of securities positions, where necessary. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Included in receivable from and payable to broker-dealers and clearing organizations are amounts payable and receivable upon receipt or delivery of securities. Should the broker or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market at prices different from contract value. The Company monitors the credit standing of each broker and clearing organization with which it conducts business and requires deposits and additional collateral, when necessary.

NOTE 6. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS

At May 31, 2010, receivables from and payables to broker-dealers consists of the following:

	Receivable from brokers and dealers	Payable to brokers and dealers
Securities trades pending settlement	$ -	$ 3,241,818
Securities failed to receive	-	849,956
Securities failed to deliver	412,371	-
	$ 412,371	$ 4,091,774

NOTE 7. CONCENTRATION OF CREDIT RISK

The Company provides brokerage, clearance, financing, and related services to a diverse customer base primarily in the United States, including institutional and individual investors and brokers and dealers. The Company's exposure to credit risk associated with these transactions in measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing customer and market conditions.

The Company places its cash, which may at times be in excess of FDIC insurance limits, with major financial institutions and limits the amount of credit exposure with any one institution.

NOTE 8. LOAN PAYABLE - BANK

The Company is obligated under an uncommitted line of credit (broker loan) that amounted to $7,000,000 at May 31, 2010. Amounts advanced under the broker loan bear interest at a fluctuating rate based on the broker call rates (1.5% at May 31, 2010). The loan can be withdrawn at any time at the lender's discretion. The loan is fully collateralized by securities owned by the Company, which amounted to approximately $9,600,000 at May 31, 2010.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Lease agreement

The Company conducts its operations from an office that is leased under a noncancelable operating lease expiring on May 31, 2012. The future minimum annual lease payments, excluding escalation costs, for the remaining life of the lease are as follows:

Year ending May 31:	Amount
2011	$ 215,938
2012	215,938
	$ 431,876

Rent expense, including utilities, for the year ended May 31, 2010, totaled $319,850.

NOTE 9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

The Company is subject to various legal and regulatory proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial statements.

NOTE 10. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years before 2007.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses. During the year ended May 31, 2010, the Company incurred no interest and penalties.

NOTE 11. EMPLOYEE RETIREMENT PLANS

Substantially all of the Company's employees may elect to defer a portion of their annual compensation in the Company-sponsored 401(k) tax-deferred savings plans. The Company also has a defined contribution profit-sharing plan. No contribution has been paid or accrued for the year ended May 31, 2010.

NOTE 12. RELATED-PARTY TRANSACTIONS

At May 31, 2010, the Company was indebted to its principal stockholder pursuant to a demand note payable in the amount of $3,000,000. The loan is unsecured and bears interest at 4% per annum. During the year ended May 31, 2010, the Company reduced this indebtedness to the stockholder by a payment of $1,000,000. In addition, the Company fully repaid a subordinated note payable to its principal stockholder in the amount of $400,000. Total interest expense on loans payable to this stockholder for the year ended May 31, 2010, amounted to approximately $160,000.

NOTE 13. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness change from day to day. At May 31, 2010, the Company had net capital of $6,059,336, which was $5,809,336 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.59 to 1 at May 31, 2010. In addition, the Company is a member of The Depository Trust & Clearing Corporation, which requires a minimum net capital of $1,000,000.